Wisconsin Electric Power Company

231 West Michigan Street

P.O. Box 2046

Milwaukee, Wisconsin 53201

April 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

Attention:	Arthur C. Sandel, Office of Structured Finance
Michelle Stasny, Office of Structured Finance

RE:	Wisconsin Electric Power Company
WEPCo Environmental Trust Finance I, LLC
Registration Statement on Form SF-1 - File Nos. 333-252252 and 333-252252-01

Dear Mr. Sandel and Ms. Stasny,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wisconsin Electric Power Company and WEPCo Environmental Trust Finance I, LLC hereby request that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 10:30 a.m., April 26, 2021, or as soon as practicable thereafter.

Please call or email Eric Koontz of Troutman Pepper Hamilton Sanders LLP at (404) 885-3309 or eric.koontz@troutman.com as soon as the Registration Statement has been declared effective.

Yours very truly,

WISCONSIN ELECTRIC POWER COMPANY

By:	/s/ J. Kevin Fletcher
Name: J. Kevin Fletcher
Title: Chairman of the Board and Chief Executive Officer

WEPCO ENVIRONMENTAL TRUST FINANCE I, LLC

By:	/s/ Scott J. Lauber
Name: Scott J. Lauber
Title: Manager and President